Exhibit 99.1

CRITEO REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS

PARIS – November 14, 2013 – Criteo S.A. (NASDAQ: CRTO), a leading global technology company that specializes in performance display advertising, today announced its financial results for the third quarter ended September 30, 2013.

•	Revenue increased 57.8% (or 71.8% at constant currencies1) to €113.8 million in the third quarter 2013, compared with €72.1 million in the third quarter 2012.

•	Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, grew 59.7% (or 73.3% at constant currencies) to €46.8 million, or 41.1% of revenue, in the third quarter 2013, compared with €29.3 million, or 40.6% of revenue, in the third quarter 2012, primarily driven by our continued rapid global expansion.

•	Net income increased 90.4% to €3.0 million compared with €1.6 million in the third quarter 2012.

•	Adjusted EBITDA for the third quarter 2013 was €11.6 million, an increase of 163.8% compared with €4.4 million in the third quarter 2012.

•	Cash flow generated by operating activities increased by €6.9 million to €3.7 million in the third quarter 2013, compared with a negative €3.1 million in the third quarter 2012.

“We had a very solid quarter which came out at the higher end of our expectations, as our value proposition continued to demonstrate strong adoption and retention momentum within our client base” said JB Rudelle, co-founder and CEO of Criteo. “Our predictive technology coupled with our large volumes of granular shopping data enabled more e-commerce companies to engage and convert their customers on all devices. Our business grew across all geographies this quarter and, as we further expand our product offering on mobile devices and execute on our growth strategies, we believe there continues to be a tremendous market potential ahead of us.”

Operating Highlights

•	Our total number of clients reached 4,631 in the third quarter, representing a 62% growth over the third quarter 2012.

•	During the third quarter, our solution was live on 42 geographic markets worldwide, representing an additional 5 markets compared with the second quarter.

•	We expanded our international footprint by opening two new fully-owned subsidiaries in Beijing, China and in Singapore.

•	We further broadened our strategic relationship with Yahoo! Japan by accessing more advertising impressions on Yahoo! Japan premium properties.

•	Our solution was live on Facebook Exchange® on an increasing number of markets worldwide at the end of the third quarter 2013 compared with the second quarter.

[1]	Variations at constant currencies exclude the impact of foreign currency fluctuations and are computed by restating 2013 figures with the 2012 average exchange rates.

Acquisition of Ad-X Limited

On July 12, 2013, we closed the acquisition of 100% of the share capital of Ad-X Ltd on a fully diluted basis for €5.5 million in upfront cash plus €3.7 million payable in cash over a 3-year period. Ad-X Ltd is a mobile technology company, that allows brands and agencies to track, monitor and report advertising performance on mobile applications across hundreds of advertising solutions worldwide. The contribution of Ad-X to revenue and revenue ex-TAC was not material in the third quarter 2013.

Revenue ex-TAC

Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, grew 59.7% or 73.3% at constant currencies to €46.8 million in the third quarter, compared with €29.3 million in the third quarter 2012, primarily driven by our continued rapid geographic expansion.

•	In the Americas, revenue ex-TAC grew by 59.8% to €11.9 million over the comparable quarter in 2012. The Americas region represented 25% of our global revenue ex-TAC.

•	Revenue ex-TAC in our historic region, EMEA, increased by 44.8% to €25.4 million over the same period last year. EMEA represented 54% of our global revenue ex-TAC.

•	Revenue ex-TAC in Asia-Pacific increased by 118.9% in the quarter to €9.6 million. Asia-Pacific accounted for above 20% of total revenue ex-TAC.

Revenue ex-TAC margin as a percentage of revenue was at 41.1% in the third quarter, a 0.5 point improvement compared with 40.6% in the third quarter of 2012.

Adjusted EBITDA and Operating Expenses

Adjusted EBITDA for the third quarter 2013 was €11.6 million, an increase of 163.8% compared with €4.4 million in the third quarter 2012, despite significant investments made over the period.

Operating expenses increased by 51.4% to €36.4 million in the third quarter of 2013, compared with the third quarter 2012. Excluding the impact of share-based compensation, pension costs, depreciation and amortization and acquisition-related deferred price consideration, which we refer to as on a non-IFRS basis, our operating expenses were at €32.5 million in the third quarter of 2013, an increase of 42.6% compared with the third quarter of 2012. This increase in operating expenses over the period was in particular related to headcount growth in Research & Development, as we accelerated our investments to further develop our technology platform to support future growth. On a non-IFRS basis, our Sales & Operations and General & Administrative expenses expressed as a percentage of revenue decreased by 2.2 points and 2.0 points respectively over the period.

Net Income and Adjusted Net Income

Net income was €3.0 million for the third quarter of 2013, representing a 90.4% increase compared with €1.6 million in the third quarter 2012. Net income available to shareholders of Criteo S.A. for the third quarter of 2013 was €2.8 million, or €0.05 per diluted share, compared with €1.6 million, or €0.03 per diluted share in the third quarter 2012.

Adjusted Net Income, or our net income adjusted to eliminate the impact of share-based compensation expense, was €4.9 million for the third quarter of 2013, representing a 97.2% increase compared with an Adjusted Net Income of €2.5 million for the third quarter of 2012.

Cash Flow and Cash Position

•	Our cash flow generated by operating activities increased by €6.9 million to €3.7 million in the third quarter 2013, compared with a negative €3.1 million in the third quarter 2012.

•	Total cash, cash equivalents and short-term investments were at €39.8 million as of September 30, 2013, representing a decrease of €8.1 million compared with June 30, 2013, primarily the result of our combined capital expenditures and investment in Ad-X Ltd in the quarter, which together represented a cash outflow of €11 million.

•	After the close of the third quarter 2013, we received net proceeds of $268.7 million from the closing of our Initial Public Offering on the NASDAQ Global Select Market.

Business Outlook

The following forward-looking statements reflect Criteo’s expectations as of November 14, 2013.

Fourth Quarter 2013 Guidance:

•	Revenue ex-TAC for the fourth quarter ending December 31, 2013 is expected to be between €50 million and €52 million.

•	Adjusted EBITDA for the fourth quarter ending December 31, 2013 is expected to be between €10 million and €12 million.

Fiscal Year 2013 Guidance:

•	Revenue ex-TAC for the fiscal year ending December 31, 2013 is expected to be between €174.2 million and €176.2 million.

•	Adjusted EBITDA for the fiscal year ending December 31, 2013 is expected to be between €26.8 million and €28.8 million.

Non-IFRS Financial Measures

This press release and its attachments include the following financial measures defined as non-IFRS financial measures by the U.S. Securities and Exchange Commission (SEC): Revenue ex-TAC, Adjusted EBITDA and Adjusted Net Income. These measures are not calculated in accordance with IFRS.

Revenue ex-TAC is our revenue excluding traffic acquisition costs (TAC) generated over the applicable measurement period. Revenue ex-TAC is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA is our income from operations before interests, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, pension costs and acquisition-related deferred price consideration. Adjusted EBITDA is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the elimination of non-cash compensation expense, pension costs and acquisition-related deferred price consideration in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

Adjusted Net Income is our net income adjusted to eliminate the impact of share-based compensation expense. Adjusted Net Income is not a measure calculated in accordance with IFRS. Adjusted Net Income is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of share-based compensation expense in calculating Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Accordingly, we believe that Revenue-ex TAC, Adjusted EBITDA and Adjusted Net Income provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Please refer to supplemental financial tables provided in the appendix of this press release for a reconciliation of Revenue ex-TAC to revenue, Adjusted EBITDA to net income and Adjusted Net Income to net income, the most comparable IFRS measurements. Our use of Revenue ex-TAC, Adjusted EBITDA and Adjusted Net Income have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under IFRS.

With respect to our expectations under “Business Outlook” above, reconciliation of Revenue ex-TAC and Adjusted EBITDA guidance to the closest corresponding IFRS measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-IFRS measures, in particular, the measures and effects of stock-based compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price. We expect the variability of the above charges to have a significant, and potentially unpredictable, impact on our future IFRS financial results.

These measures may be different than non-IFRS financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Explanations of the Company’s non-IFRS financial measures and reconciliations of these financial measures to the IFRS financial measures the Company considers most comparable are included in the accompanying relevant tables below.

Forward-Looking Statements Disclosure

This press release contains forward-looking statements that are inherently difficult to predict, including projected financial results for the quarter and the fiscal year ending December 31, 2013, our expectations regarding our market opportunity and other statements that are not historical facts, which involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: our recent growth rates may not be indicative of our future growth, uncertainty regarding regulatory, legislative or self-regulatory developments regarding internet privacy matters, uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand our access to such inventory, the amount that Criteo invests in new business opportunities and the timing of these investments, the impact of competition, our ability to manage our growth, potential fluctuations in operating results, our ability to grow our base of advertising clients, uncertainty regarding our international growth and expansion and the financial impact of our focus on maximizing revenue ex-TAC as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Criteo S.A.’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on October 30, 2013 and future filings and reports by the Company. Criteo undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in its expectations.

Conference Call Information

Criteo will hold a conference call today at 8am ET, 5am PDT, 2pm CET, to discuss Criteo’s third quarter 2013 operating and financial results, as well as other forward-looking information about Criteo’s business.

Conference call details are:

• US callers:	+1 212 444 0481, Conference ID: 2228510
• International callers:	+33 1 76 77 22 26, Conference ID: 2228510

The conference call will also be webcast simultaneously at http://ir.criteo.com

About Criteo

Criteo is a leading global technology company that specializes in performance display advertising, working with over 4,000 e-commerce companies around the world. Criteo has over 700 employees in offices across the U.S., Europe and Asia serving more than 35 countries.

For more information, please visit http://www.criteo.com

CRITEO S.A.

Consolidated Statement of Income

(Euros in thousands)

(unaudited)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2012	2013		Year-over- year growth	2012	2013		Year-over- year growth
Revenue	72,142	113,811		57.8%	185,285	308,071		66.3%

Cost of revenue
Traffic Acquisition cost (TAC)	-42,826	-66,996		56.4%	-106,467	-183,918		72.7%
Other cost of revenue	-3,150	-4,742		50.5%	-7,815	-15,622		99.9%

Gross Profit	26,166	42,073		60.8%	71,003	108,531		52.9%

Research & development expenses	-3,647	-9,008		147.0%	-10,028	-22,202		121.4%
Sales & operations expenses	-14,456	-20,427		41.3%	-40,496	-60,510		49.4%
General & administrative expenses	-5,906	-6,919		17.2%	-12,938	-22,114		70.9%
Total operating expenses	-24,009	-36,354		51.4%	-63,462	-104,826		65.2%

Income from operations	2,156	5,719		165.3%	7,541	3,705		-50.9%
Financial income (expense)	-231	-1,054		356.3%	88	-3,599		-4189.8%
Income before taxes	1,925	4,665		142.3%	7,629	106		-98.6%
Provision for incomes taxes	-330	-1,627		393.0%	-2,065	-1,981		-4.1%
Net income (loss)	1,596	3,038		90.4%	5,564	-1,875		-133.7%
- Net income available to Shareholders of Criteo SA	1,620	2,818			5,588	-1,981
- Net income available to non-controlling interests	-24	220			-24	106

Net income allocated to shareholders per share
- Basic	0.04	€0.06	€		0.13	€-0.04	€
- Diluted	0.03	€0.05	€		0.12	€-0.04	€
Basic	44,324,379	47,163,824			44,324,379	47,163,824
Diluted	47,646,835	52,081,380			47,646,835	52,081,380

CRITEO S.A.

Consolidated Statement of Financial Position

(Euros in thousands)

(unaudited)

	September 30,	December 31,	September 30,
	2012	2012	2013
Goodwill			5,597
Intangible assets	74	721	2,151
Property, plant and equipment	11,080	14,566	22,511
Non-current financial assets	6,665	6,924	7,631
Deferred tax assets	1,260	1,026	2,179

TOTAL NON-CURRENT ASSETS	19,080	23,237	40,068

Trade receivables	50,650	60,685	73,241
Current tax assets	1,667	1,866	6,208
Other current assets	8,538	8,080	18,310
Cash and cash equivalents	40,382	43,262	39,839

TOTAL CURRENT ASSETS	101,237	113,893	137,598

TOTAL ASSETS	120,317	137,130	177,667

Share capital	1,178	1,178	1,182
Additional paid-in capital	46,600	46,542	46,989
Currency translation reserve	-320	72	1,110
Consolidated reserves	10,878	11,913	17,341
Retained earnings	5,587	981	-1,982
Equity - attributable to stockholders of Criteo SA	63,922	60,686	64,641
Non-controlling interests	-209	-245	-44

TOTAL STOCKHOLDERS’EQUITY	63,713	60,441	64,597

Financial liabilities - non-current portion	1,636	4,181	7,386
Retirement benefit obligation	277	582	857
Deferred tax liabilities	10	15	11

TOTAL NON-CURRENT LIABILITIES	1,923	4,778	8,254

Financial liabilities - current portion	864	2,072	5,018
Bank overdrafts	0		2
Provisions	737	755	875
Trade payables	37,256	50,340	67,003
Current tax liabilities	1,254	3,203	1,295
Other current liabilities	14,570	15,541	30,623

TOTAL CURRENT LIABILITIES	54,682	71,911	104,816

TOTAL LIABILITIES	56,604	76,689	113,069

TOTAL EQUITY AND LIABILITIES	120,317	137,130	177,667

CRITEO S.A.

Consolidated Statement of Cash Flows

(Euros in thousands)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2013	2012	2013
Net income	1,596	3,038	5,563	-1,875

Non-cash and non-operating items	2,537	6,462	8,252	14,988

- Amortization and provisions	1,362	2,993	3,996	8,433
- Stock-based payment expense	873	1,829	2,184	4,544
- Net gain or loss on disposal of non-current assets	-30	6		11
- Interest paid		3		7
- Non-cash financial income and expenses	2	4	6	12
- Change in deferred taxes		-1,266		-1,266
- Income tax for the period	330	2,893	2,065	3,247

Changes in working capital related to operating activities	-4,791	-2,458	-3,646	9,123

- (Increase) / decrease in trade receivables	-13,413	-7,424	-17,793	-15,108
- Increase / (decrease) in trade payables	9,319	2,261	14,849	21,311
- (Increase) / decrease in other current assets	1,805	-919	-3,009	-10,399
- Increase / (decrease) in other current liabilities	-2,501	3,624	2,307	13,319

Income taxes paid	-2,487	-3,311	-5,917	-9,786

CASH FROM (USED FOR) OPERATING ACTIVITIES	-3,145	3,731	4,252	12,450

Acquisition of intangible assets, property, plant and equipment	-2,347	-5,737	-6,333	-14,816
Proceeds from disposal of intangible assets, property, plant and equipment		70		70
Investments		-5,285		-5,285
Sale of investments	38		38	0
Change in other non-current financial assets	488	-5	-5,743	-771

CASH FROM (USED FOR) INVESTING ACTIVITIES	-1,821	-10,957	-12,038	-20,802

Issuance of long-term borrowings	2,500	0	2,500	8,000
Repayment of borrowings		-1,199		-2,258
Interests paid		-3		-7
Proceeds from capital increase	30,164	297	30,164	450
Change in other financial liabilities		0	-180	0

CASH FROM (USED FOR) FINANCING ACTIVITIES	32,664	-905	32,484	6,185

				0

CHANGE IN NET CASH & CASH EQUIVALENTS	27,698	-8,131	24,698	-2,167

Net cash & cash equivalents at beginning of period	12,784	47,891	15,685	43,262
Effect of exchange rates changes on cash and cash equivalents	-100	78	-2	-1,257

Net cash & cash equivalents at end of period	40,381	39,838	40,381	39,838

CRITEO S.A.

Reconciliation of Revenue ex-TAC by Region to Revenue by Region

(Euros in thousands)

(unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Region	2012	2013	2012	2013
Revenue	Americas	18,800	30,473	42,047	84,344
	EMEA	43,767	59,732	123,708	167,509
	Asia-Pacific	9,575	23,606	19,530	56,218

	Total	72,142	113,811	185,285	308,071

Traffic acquisition costs	Americas	-11,358	-18,577	-24,242	-51,754
	EMEA	-26,260	-34,374	-71,952	-99,181
	Asia-Pacific	-5,208	-14,045	-10,273	-32,983

	Total	-42,826	-66,996	-106,467	-183,918

Revenue ex-TAC	Americas	7,442	11,896	17,805	32,590
	EMEA	17,507	25,358	51,756	68,328
	Asia-Pacific	4,367	9,561	9,257	23,235

	Total	29,316	46,815	78,818	124,153

CRITEO S.A.

Reconciliation of Adjusted EBITDA to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013
Reconciliation of Adjusted EBITDA to Net income
Net income (loss)	1,596	3,038	5,564	-1,875
Adjustments:
Financial income (expense)	-231	-1,054	88	-3,599
Provision for income taxes	-330	-1,627	-2,065	-1,981
Share-based compensation expense	-872	-1,829	-2,184	-4,544
Service cost-pension	-16	-67	-106	-238
Depreciation and amortization expense	-1,340	-2,851	-3,119	-7,220
Acquisition-related deferred price consideration		-1,102		-1,102

Total net adjustments	-2,789	-8,530	-7,386	-18,684

Adjusted EBITDA	4,385	11,568	12,950	16,809

CRITEO S.A.

Detailed Information on Selected Non-Cash Items

(Euros in thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013
Share-Based Compensation Expense
Research and development	-110	-909	-245	-1,468
Sales and operations	-449	-683	-1,151	-1,509
General and administrative	-314	-237	-788	-1,567

Total Share-Based Compensation Expense	-873	-1,829	-2,184	-4,544

Total Pension costs	-16	-67	-106	-238

Depreciation and Amortization Expense
Cost of revenue	-1,014	-2,007	-2,345	-5,150
Research and development	-33	-168	-114	-397
Sales and operations	-274	-516	-588	-1,269
General and administrative	-19	-160	-72	-404

Total Depreciation and Amortization Expense	-1,340	-2,851	-3,119	-7,220

CRITEO S.A.

Reconciliation of Adjusted Net Income to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2013	2012	2013
Net income (loss)	1,596	3,038	5,564	-1,875
Adjustments:
Share-based compensation expense	-872	-1,829	-2,184	-4,544
Total net adjustments	-872	-1,829	-2,184	-4,544

Adjusted net income (loss)	2,468	4,867	7,748	2,669

CRITEO S.A.

Constant Currency Reconciliation

(Euros in thousands)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2013	Year- over- year growth	2012	2013	Year- over- year growth
Revenue as reported	72,142	113,811	57.8%	185,285	308,071	66.3%
Conversion impact euro/other currencies		10,108			18,030

Revenue at constant currency	72,142	123,919	71.8%	185,285	326,101	76.0%

Traffic acquisition costs as reported	-42,826	-66,996	56.4%	-106,467	-183,918	72.7%
Conversion impact euro/other currencies		-6,108			-10,937

Traffic acquisition costs at constant currency	-42,826	-73,104	70.7%	-106,467	-194,855	83.0%

Revenue ex-TAC as reported	29,316	46,815	59.7%	78,818	124,153	57.5%
Conversion impact euro/other currencies		4,000			7,093

Revenue ex-TAC at constant currency	29,316	50,815	73.3%	78,818	131,246	66.5%

Other cost of revenue as reported	-3,150	-4,742	50.5%	-7,815	-15,622	99.9%
Conversion impact euro/other currencies		-342			-762

Other cost of revenue at constant currency	-3,150	-5,084	61.4%	-7,815	-16,384	109.6%

CRITEO S.A.

Supplemental Financial Information and Operating Metrics

(unaudited)

	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	YoY Change	QoQ Change
Clients	1,335	1,712	2,026	2,447	2,866	3,379	3,811	4,274	4,631	61.6%	8.4%

Revenue (‘000 euros)	34,975	48,469	56,493	56,649	72,142	86,571	94,862	99,400	113,811	57.8%	14.5%
Americas	5,365	9,807	10,669	12,577	18,800	25,740	25,025	28,846	30,473	62.1%	5.6%
EMEA	29,434	37,214	42,079	37,863	43,766	48,791	54,434	53,348	59,732	36.5%	12.0%
APAC	176	1,448	3,745	6,209	9,575	12,040	15,403	17,206	23,606	146.5%	37.2%

Revenue ex-TAC (‘000 euros)	15,492	21,809	24,646	24,856	29,316	35,331	37,306	40,032	46,815	59.7%	16.9%
Americas	1,997	3,923	4,982	5,381	7,443	9,938	9,570	11,124	11,896	59.8%	6.9%
EMEA	13,359	17,334	17,927	16,324	17,506	20,037	21,163	21,807	25,358	44.9%	16.3%
APAC	136	552	1,737	3,152	4,367	5,355	6,573	7,101	9,561	118.9%	34.6%

Cash flow from operating activities (‘000 euros)	1,515	-1,151	3,956	3,441	-3,145	7,561	4,737	4,134	3,731	-218.6%	-9.7%

Capital expenditures (‘000 euros)	1,258	2,455	1,987	1,999	2,347	7,251	2,489	6,590	5,737	144.5%	-12.9%

Net Cash Position (‘000 euros)	18,736	15,685	11,571	12,784	40,381	43,262	43,876	47,893	39,839	-1.3%	-16.8%

Days Sales Outstanding (days - end of month)	51.3	51.7	57.2	55.6	58.4	57.4	58.1	56.7	55.6	-4.8%	-1.9%

Contacts

Criteo Investor Relations
Edouard Lassalle, Criteo, +33 1 70 56 78 03 Denise Garcia, ICR, Inc., +1 203 682 8335